June 5, 2026

Leah Siang Ling
Co-Chief Executive Officer
WF Holding Limited
Lot 3893, Jalan 4D
Kg. Baru Subang
Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828

        Re: WF Holding Limited
            Registration Statement on Form F-3
            Filed June 1, 2026
            File No. 333-296397
Dear Leah Siang Ling:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Kevin (Qixiang) Sun